[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
November 10, 2011
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Mr. Jeffrey Riedler

Re:	Aristotle Holding, Inc.
Registration Statement on Form S-4
Filed October 6, 2011
File No. 333-177187
Dear Mr. Riedler:
          On behalf of Aristotle Holding, Inc. (“Aristotle” or the “Company”), set forth below are responses to the comments of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, received by email on November 9, 2011 (the “Comment Letter”) relating to the Registration Statement on Form S-4 (the “Registration Statement”), filed by the Company on October 6, 2011 and the correspondence delivered on behalf of the Company via EDGAR submission to the Commission on October 26, 2011 which was delivered in response to the comments of the Staff contained in the letter, received by the Company via email on October 17, 2011 (the “Initial Comment Letter”). The responses are based on information provided to us by the Company, Express Scripts, Inc. (“Express Scripts”), Medco Health Solutions, Inc. (“Medco”) and Medco’s counsel. We represent the Company and Express Scripts. To the extent any response relates to information concerning the Medco or its counsel, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.
          The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. References in this letter to page numbers and section headings refer to page numbers and section headings in Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a blackline of the changed page in the Registration Statement marked against the Registration Statement as filed on October 6, 2011 reflecting the changes to the Registration Statement proposed to address the Staff’s comments.
          As previously discussed with the Staff, we would anticipate that the Company would file an amendment to the Registration Statement (the “Amendment”) reflecting these changes, as well as additional changes required to update time-related information contained in the Registration Statement. The Amendment will also include certain supplemental disclosures reflecting comments from plaintiffs’ counsel, pursuant to the terms of the memorandum of understanding by and among Medco, Express Scripts and counsel to plaintiffs which was previously disclosed on a Form 8-K filed by Express Scripts on November 7, 2011. As further discussed with the Staff, the Company expects to file the Amendment (including supplemental submission of a marked copy indicating the changes from the initial filing of the Registration Statement) early next week, that is the week of November 14, 2011, and to request acceleration of effectiveness for the Registration Statement in connection with such filing. This assumes, of course, the proposed changes in response to the Staff’s comments reprinted below are satisfactorily resolved on an expedited basis.
          It is our hope that, following the filing of the Amendment, all responsive material will have been provided and that the Company would be in a position to obtain an effective date of the Registration Statement and to complete a definitive filing early next week.
Material U.S. Federal Income Tax Consequences
Material U.S. Federal Income Tax Consequences, page 139
1.	We note your response to comment 1 and reissue the comment. In this regard, we note neither the discussion in the prospectus or the respective legal opinions have opined whether the merger will qualify as an exchange described in Section 351 of the Code. Please revise.

The disclosure on pages 140 and 141 of the Registration Statement, as well as the language of the opinions in Exhibits 8.1 and 8.2, has been revised in accordance with the attachment delivered to the Staff concurrent with this letter in response to the Staff’s comment in order to address the Staff’s comment and, if acceptable to the Staff, such revisions will be included in the Amendment.

2.	We note the proposed revisions on page 140 and the draft legal opinions contain similar language that “to the extent that the discussion [in “Material U.S. Federal Income Tax Consequences”] states legal conclusions under U.S. federal income tax law as to the material U.S. federal income tax consequences,” it constitutes respective counsel’s legal opinion. Please revise the discussion to clearly identify the legal conclusions upon which counsel is opining. We may have additional comments.

The disclosure on pages 140 and 141 of the Registration Statement has been revised in accordance with the attachment delivered to the Staff concurrent with this letter in response to the Staff’s comment in order to address the Staff’s comment and, if acceptable to the Staff, such revisions will be included in the Amendment.
* * *
     Please direct any questions concerning this letter to the undersigned at (212) 735-3457 or Kenneth Wolff at (212) 735-2681.

Very truly yours,

/s/ Kyle T. Seifried

Kyle T. Seifried

cc:	Keith J. Ebling, Esquire
Marty Akins, Esquire
Express Scripts, Inc.
One Express Way
St. Louis, Missouri 63121

John Krug, Senior Counsel
Jennifer Riegel, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Scripts and Medco will recirculate an updated version of this proxy statement/prospectus and resolicit proxies from their respective stockholders.

None of the tax opinions given in connection with the mergers will be binding on the IRS. Neither Express Scripts nor Medco will request any ruling from the IRS as to the U.S. federal income tax consequences of the mergers. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the mergers could be adversely affected.

Tax Consequences to Medco Stockholders

Based upon the facts and representations contained in the representation letters received from Express Scripts and Medco described above under Tax Consequences of the Mergers Generally, in the opinion of Sullivan & Cromwell, the Express Scripts merger and the Medco merger, taken together, will qualify as an exchange described in Section 351 of the Code and as a result:

Subject to the discussion below regarding Section 304 of the Code, a U.S. holder of Medco common stock generally will recognize gain, but not loss, on the exchange of Medco common stock for New Express Scripts common stock and cash (excluding any cash received in lieu of fractional shares) equal to the lesser of:

•	the excess of (i) the sum of the fair market value of New Express Scripts common stock received and the amount of cash received in the Medco merger over (ii) the U.S. holder’s tax basis in the Medco common stock surrendered in the Medco merger, and

•	the amount of cash received by such U.S. holder in the Medco merger.

For this purpose, a U.S. holder must calculate gain or loss separately for each identifiable block of shares of Medco common stock that is surrendered in the exchange, and the U.S. holder may not offset a loss recognized on one block of the shares against gain recognized on another block of the shares. Subject to the discussion below regarding Section 304 of the Code, any gain recognized by such U.S. holder will generally be treated as capital gain and will be long-term capital gain if the holding period for shares of the Medco common stock that are surrendered in the exchange is more than one year as of the effective time of the Medco merger. The aggregate tax basis of the New Express Scripts common stock received by a U.S. holder (including fractional shares deemed received and redeemed as described below) will be the same as the aggregate tax basis of the shares of Medco common stock surrendered in the exchange, decreased by the amount of cash received, and increased by the amount of gain recognized. A U.S. holder’s holding period for the New Express Scripts common stock received in the Medco merger will include the holding period of the shares of Medco common stock surrendered in exchange therefor.

Cash received in lieu of fractional shares.  A U.S. holder that receives cash in lieu of a fractional share of New Express Scripts common stock in the Medco merger will generally be treated as having received such fractional share and then as having received such cash in redemption of such fractional share interest. A U.S. holder generally will recognize gain or loss measured by the difference between the amount of cash received and the portion of the basis of the shares of New Express Scripts common stock allocable to such fractional interest. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in the Express Scripts common stock exchanged therefor was greater than one year as of the date of the exchange.

Application of Section 304 of the Code.  The results to Medco stockholders described above may be altered if Section 304 of the Code applies to the Medco merger. Section 304 of the Code will apply to the Medco merger if the Medco stockholders, in the aggregate, own stock of New Express Scripts possessing 50% or more of the total combined voting power or 50% or more of the total combined value of all classes of stock of New Express Scripts, taking into account certain constructive ownership rules under the Code and, in the case of a Medco stockholder who also owns Express Scripts common stock, taking into account any New Express Scripts common stock received by such Medco stockholder in the Express Scripts merger. If

Section 304 of the Code were to apply to the Medco merger, U.S. holders of Medco common stock who do not actually or constructively own any shares of Express Scripts common stock at the effective time of the Medco merger will recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such U.S. holder’s tax basis in its Medco common stock that is exchanged for such cash. U.S. holders of Medco common stock who actually or constructively own shares of Express Scripts common stock should consult their own tax advisors as to the amount and character of any income in the event that Section 304 of the Code applies to the Medco merger.

Backup Withholding and Information Reporting.  Payments of cash to a U.S. holder of Medco common stock in the Medco merger may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Tax Consequences to Express Scripts Stockholders

Based upon the facts and representations contained in the representation letters received from Express Scripts and Medco described above under Tax Consequences of the Mergers Generally, in the opinion of Skadden, the Express Scripts merger and the Medco merger, taken together, will qualify as an exchange described in Section 351 of the Code and as a result:

•	a U.S. holder of Express Scripts common stock will not recognize gain or loss upon the exchange of its Express Scripts common stock for New Express Scripts common stock; and

•	the aggregate tax basis of the New Express Scripts common stock the U.S. holder of Express Scripts common stock receives will be equal to the aggregate tax basis of the Express Scripts common stock exchanged therefor, and the holding period of the New Express Scripts common stock will include the U.S. holder’s holding period of the Express Scripts common stock surrendered in exchange therefor.

Reporting Requirements

U.S. holders of Express Scripts common stock or Medco common stock who receive New Express Scripts common stock and, upon consummation of the mergers, own New Express Scripts common stock representing at least 5% of the total combined voting power or value of the total outstanding New Express Scripts common stock, are required to attach to their tax returns for the year in which the mergers are consummated, and maintain a permanent record of, a complete statement of all the facts relating to the exchange of stock in connection with the mergers containing the information listed in Treasury regulations section 1.351-3. The facts to be disclosed by a U.S. holder include the aggregate fair market value of, and the U.S. holder’s basis in, the Express Scripts common stock or the Medco common stock, as applicable, exchanged pursuant to the mergers.

Accounting Treatment of the Mergers

The mergers of Medco by Express Scripts will be accounted for using the acquisition method of accounting based on authoritative guidance for business combinations under U.S. GAAP. In determining the acquirer for accounting purposes, Express Scripts considered the factors required under U.S. GAAP. Express Scripts will be considered the acquirer of Medco for accounting purposes. The total purchase price will be allocated to the assets acquired and liabilities assumed from Medco based on their fair values as of the date of the completion of the mergers and the excess, if any, being allocated to specific identifiable intangibles acquired or goodwill. Reported financial condition and results of operations of Express Scripts issued after completion of the mergers will reflect Medco’s balances and results after completion of the mergers, but will not be restated retroactively to reflect the historical financial position or results of operations of Medco. Following the completion of the mergers, the earnings of the combined company will reflect acquisition accounting adjustments, including increased amortization expense for acquired intangible assets.

Exhibit 8.1
DRAFT
[•], 2011
Medco Health Solutions, Inc.,
100 Parsons Pond Drive,
Franklin Lakes, New Jersey 07417.
Ladies and Gentlemen:
          We are acting as counsel to Medco Health Solutions, Inc., a Delaware corporation (“Medco”), in connection with the registration statement filed by Aristotle Holding, Inc., a Delaware corporation (“Parent”), on Form S-4 (File No. 333-177187) (the “Registration Statement”) with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the registration of up to 895,701,365 common shares, par value US$0.01 per share of Parent issuable (i) to the holders of common stock, par value US$0.01 per share, of Express Scripts, Inc., a Delaware corporation (“Express Scripts”), in a proposed merger of Aristotle Merger Sub, a Delaware corporation and a wholly owned subsidiary of Parent, with and into Express Scripts (the “Express Scripts Merger”) and (ii) to the holders of common stock, par value US$0.01 per share, of Medco in a proposed merger of Plato Merger Sub, a Delaware corporation and a wholly owned subsidiary of Parent, with and into Medco (the “Medco Merger” and, together with the Express Scripts Merger, the “Mergers”).
          For purposes of this opinion, we have examined and relied upon the Registration Statement; a copy of the Agreement and Plan of Merger, dated July 20, 2011, as annexed to the joint proxy statement/prospectus forming a part of the Registration Statement (the “Agreement”); the letters to us from Parent, Express Scripts and Medco dated [•], 2011 (the “Letters”), which we assume are and will continue to be correct without regard to any qualification as to knowledge, intention or belief; and any other documents as we have deemed necessary or appropriate, and we have assumed with your consent the following:
     (1) the representations contained in the Registration Statement; the Agreement, the Letters and any other documents we reviewed will be true, correct and complete as of the effective time of the Mergers;

Medco Health Solutions, Inc.
     (2) any and all obligations imposed by the Registration Statement, the Agreement and any other documents we reviewed have been or will be performed or satisfied in accordance with their terms; and
     (3) the Mergers, each at their respective effective times, will be consummated pursuant to and in accordance with the terms of the Agreement and in the manner described in the Registration Statement.
          Based upon the foregoing and our consideration of any other matters of fact or law as we have deemed necessary or appropriate, it is our opinion that the Express Scripts Merger and the Medco Merger, taken together, will qualify as an exchange described in Section 351 of the Code under presently applicable United States federal income tax law and as a result, subject to the applicability of Section 304 of the Code, a U.S. holder of Medco common stock generally will recognize gain, but not loss, on the exchange of Medco common stock for Parent common stock and cash (excluding any cash received in lieu of fractional shares) equal to the lesser of:
•	the excess of (i) the sum of the fair market value of Parent common stock received and the amount of cash received in the Medco Merger over (ii) the U.S. holder’s tax basis in the Medco common stock surrendered in the Medco Merger, and

•	the amount of cash received by such U.S. holder in the Medco Merger.
     The foregoing results to Medco stockholders described above may be altered if Section 304 of the Code applies to the Medco Merger. Section 304 of the Code will apply to the Medco Merger if the Medco stockholders, in the aggregate, own stock of Parent possessing 50% or more of the total combined voting power or 50% or more of the total combined value of all classes of stock of Parent, taking into account certain constructive ownership rules under the Code and, in the case of a Medco stockholder who also owns Express Scripts common stock, taking into account any Parent common stock received by such Medco stockholder in the Express Scripts Merger. If Section 304 of the Code were to apply to the Medco Merger, U.S. holders of Medco common stock who do not actually or constructively own any shares of Express Scripts common stock at the effective time of the Medco Merger will recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such U.S. holder’s tax basis in its Medco common stock that is exchanged for such cash.
          This opinion is limited to and based on the United States federal income tax law. We do not purport to express any opinion as to any other consequences (including any applicable state, local or foreign tax consequences) or the effectiveness of the Mergers.
          We consent to the filing of this opinion as an exhibit to the Registration Statement and to each reference to us and the discussions of advice provided by us under the heading “Material U.S. Federal Income Tax Consequences” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.
Very truly yours,

Exhibit 8.2
DRAFT
November __, 2011
Aristotle Holding, Inc.
One Express Way
St. Louis, Missouri 63121

Re:	Proxy statement and prospectus for Aristotle Holding, Inc.
Ladies and Gentlemen:
     We are acting as counsel to Aristotle Holding, Inc., a Delaware corporation (“Parent”), in connection with the registration statement filed by Parent on Form S-4 (File No. 333-177187) (the “Registration Statement”) with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the registration of up to 895,701,365 common shares, par value US$0.01 per share of Parent (“Shares”) issuable (i) to the holders of common stock, par value US$0.01 per share, of Express Scripts, Inc., a Delaware corporation (“Express Scripts”), in a proposed merger of Aristotle Merger Sub, a Delaware corporation and a wholly-owned subsidiary of Parent, with and into Express Scripts (the “Express Scripts Merger”) and (ii) to the holders of common stock, par value US$0.01 per share, of Medco Health Solutions, Inc., a Delaware corporation (“Medco”) in a proposed merger of Plato Merger Sub, a Delware corporation and a wholly owned subsidiary of Parent, with and into Medco (the “Medco Merger”).
     In connection with this opinion, we have examined such documents as we have deemed appropriate, including (1) a copy of the Registration Statement, and (2) a copy the Agreement and Plan of Merger, dated July 20, 2011, as annexed to the joint proxy statement/prospectus forming a part of the Registration Statement (the “Merger Agreement”) and (3) and such other documents as we have deemed necessary or appropriate to enable us to render the opinion below. In addition, we have relied upon statements and representations of the officers and other representatives of Express Scripts and Medco and others, and we have assumed that such statements and representations are and will continue to be correct without regard to any qualification as to knowledge or belief.
     Capitalized terms not defined herein have the meanings ascribed to them in the Registration Statement.
     For purposes of our opinion, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to

DRAFT
Aristotle Holding, Inc.
October __, 2011

us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified, conformed, or photostatic copies, and the authenticity of the originals of such latter documents. In making our examination of documents executed, or to be executed, we have assumed that such parties had, or will have, the power, corporate or other, to enter into and perform all obligations thereunder, and we have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and that such documents constitute, or will constitute, valid and binding obligations of such parties.
     In rendering our opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, pertinent judicial authorities, published opinions and administrative pronouncements of the Internal Revenue Service and other applicable authorities, and income tax treaties to which the United States is a party, all as in effect and available on the date of the Registration Statement and all of which are subject to change or differing interpretations, possibly with retroactive effect. A change in any of the authorities upon which our advice is based could affect our conclusions herein. There can be no assurance, moreover, that our opinion will be accepted by the Service or, if challenged, by a court. In addition, any material changes to the documents referred to above could affect our conclusions herein.
     Based upon and subject to the foregoing, we are of the opinion that under current law, the Express Scripts merger and the Medco merger, taken together, will qualify as an exchange described in Section 351 of the Code and as a result:
•	a U.S. holder of Express Scripts common stock will not recognize gain or loss upon the exchange of its Express Scripts common stock for New Express Scripts common stock;
•	the aggregate tax basis of the New Express Scripts common stock the U.S. holder of Express Scripts common stock receives will be equal to the aggregate tax basis of the Express Scripts common stock exchanged therefor, and the holding period of the New Express Scripts common stock will include the U.S. holder’s holding period of the Express Scripts common stock surrendered in exchange therefor.
     Except as set forth above, we express no opinion to any party as to any tax consequences, whether federal, state, local or foreign, of the transaction described in the Registration Statement, any transaction related thereto, or of ownership of the shares of Parent.
     This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation or assumption relied upon herein that becomes incorrect or untrue.
     We consent to the filing of this opinion as an exhibit to the Registration Statement and to each reference to us and the discussions of advice provided by us under the heading “Material U.S. Federal Income Tax Consequences” in the Registration

DRAFT
Aristotle Holding, Inc.
October __, 2011

Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.
Very truly yours,